UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of July 2015

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv, Israel 6578317

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On July 8, 2015, Galmed Pharmaceuticals Ltd. (the “Company”) announced that it has entered into a Research, Option and License Agreement ("License Agreement") with One Way Liver Genomics S.L. (“OWL”), for the development of a non-invasive, blood-based companion diagnostic tool.  Pursuant to the terms of the License Agreement, the Company will partially fund the research and development of the diagnostic tool in the amount of up to Euro 437,000 based on reaching development milestones. Subject to development under the License Agreement, the Company has an option to exclusively license from OWL a companion diagnostic tool for NASH using AramcholTM, in consideration for the payment of a 10% royalty to OWL on annual net sales of the companion diagnostic product.  In addition, if OWL develops any other companion diagnostic tool for NASH not using AramcholTM, it will pay the Company a royalty from revenues. Concurrently with the License Agreement, the parties entered into a Share Purchase Agreement pursuant to which the Company undertook to invest Euro 175,000 in OWL, subject to certain specified milestones. In addition, OWL has granted Galmed an option which will allow Galmed to purchase additional shares up to 19.9% of OWL at the higher of the valuation as a then current round of financing or at a 15% premium on OWL's valuation in the most recent equity investments.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated July 8, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: July 8, 2015	By: /s/ Allen Baharaff Allen Baharaff President and Chief Executive Officer